UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ARKO Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

041242 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 041242 108

1.	Name of Reporting Persons Haymaker Sponsor II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

CUSIP No. 041242 108

1.	Name of Reporting Persons Steven J. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 633,750(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 633,750(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,750(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.51%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes 380,106 shares of the Issuer’s common stock issuable upon exercise of warrants. Excludes 570,864 deferred shares of common stock of the Issuer and 27,668 restricted stock units of the Issuer to be issued to Steven J. Heyer upon the occurrence of certain events.

(2)

Based on 124,427,805 shares of the Issuer’s common stock outstanding as of November 10, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 041242 108

1.	Name of Reporting Persons Andrew R. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,925,304(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,925,304(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,304(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.55%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 802,451 shares of the Issuer’s common stock issuable upon exercise of warrants, (b) 236,149 shares of the Issuer’s common stock held by the Andrew R. Heyer 2019 Grantor Retained Annuity Trust (the “Retained Annuity Trust”) and (c) 337,873 shares of the Issuer’s common stock issuable upon exercise of warrants held by the Retained Annuity Trust. Andrew R. Heyer is the trustee of the Retained Annuity Trust and has voting and dispositive power of the securities held by such entity. Accordingly, Andrew R. Heyer may be deemed to have or share beneficial ownership of such securities. Excludes (a) 1,205,156 deferred shares of common stock of the Issuer and 27,762 restricted stock units of the Issuer to be issued to Andrew R. Heyer upon the occurrence of certain events and (b) 507,424 deferred shares of common stock of the Issuer to be issued to the Retained Annuity Trust upon the occurrence of certain events

(2)

Based on 124,427,805 shares of the Issuer’s common stock outstanding as of November 10, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

This Schedule 13G/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13G originally filed with the Securities and Exchange Commission (“SEC”) on behalf of Haymaker Sponsor II LLC (the “Sponsor”) and Steven J. Heyer and Andrew R. Heyer, as the managing members of the Sponsor (collectively, the “Reporting Persons”), with respect to the common stock of ARKO Corp. (the “Issuer”) on February 12, 2021 (as amended, the “Schedule 13G”), under the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

The Reporting Persons are filing this Amendment No. 1 to report that the Reporting Persons ceased to beneficially own more than five percent of the common stock.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

HAYMAKER SPONSOR II LLC a Delaware limited liability company

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Managing Member

/s/ Steven J. Heyer
Steven J. Heyer

/s/ Andrew R. Heyer
Andrew R. Heyer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)